Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

September 10, 2015

American Airlines, Inc. Series 2015-2 EETC Upsized Investor Presentation September 10, 2015

Cautionary Statement Regarding Forward-Looking Statements and Information
TM
This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other post-employment benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; costs of ongoing data security compliance requirements and the impact of any significant data security breach; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation on the airline industry; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental regulation; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements and a potential shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect of a lawsuit that was filed in connection with the merger transaction with US Airways Group, Inc. and remains pending; an inability to use net operating losses carried forward from prior taxable years (NOL Carryforwards); any impairment in the amount of goodwill the Company recorded as a result of the application of the acquisition method of accounting and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase program or dividend payments thereunder; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Restated Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015 (especially in Part II, Item 1A, Risk Factors and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations sections) and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law.
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TM
This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley at 1-866-718-1649
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American Airlines Group TM
American Airlines, Inc. 2015-2 EETC Offering

American 2015-2 EETC
TM
American Airlines, Inc. (“American”) intends to issue $1,061,768,000 in aggregate face amount of Pass Through Certificates, Series 2015-2 (“American 2015-2”), in three classes, as follows:
– Class AA: $583,226,000
– Class A: $239,271,000
– Class B: $239,271,000
The proceeds from the offering will be used by American to finance 21 aircraft currently owned by American:
– Three Airbus A319-100 aircraft delivered from April 2015 to June 2015
– Nine Airbus A321-200 aircraft delivered from April 2015 to August 2015
– Three Boeing 737-800 aircraft delivered from March 2015 to June 2015
– One Boeing 777-300ER aircraft delivered in February 2015
– Five Boeing 787-8 aircraft delivered from February 2015 to August 2015
The collateral for this transaction represents a broad cross-section of American’s newest, most efficient, and strategically core aircraft to the current and future fleet
Sole Structuring Agent and Lead Bookrunner: Morgan Stanley
Active Bookrunners: Citi, Credit Suisse, Deutsche Bank, and Goldman Sachs
Liquidity Facility Providers:
– For Class AA Certificates: Commonwealth Bank of Australia, New York Branch, rated Aa2/AA-
– For Class A and Class B Certificates: Crédit Agricole Corporate and Investment Bank, rated A2/A, acting through its New York branch
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TM
American 2015-2 EETC Structural Summary
Class AA Class A Class B
Face Amount $583,226,000 $239,271,000 $239,271,000
Expected Ratings (Moody’s / S&P) Aa3 / AA A2 / A Baa3 / BBB
Initial LTV / Maximum LTV(1) 39.0% / 39.6% 55.0% / 55.8% 71.0% / 72.1%
Initial Average Life 9.0 years 9.0 years 5.6 years
Regular Distribution Dates March 22 & September 22 March 22 & September 22 March 22 & September 22
Final Expected Distribution Date(2) September 22, 2027 September 22, 2027 September 22, 2023
Final Legal Distribution Date March 22, 2029 March 22, 2029 March 22, 2025
Section 1110 Protection Yes Yes Yes
Liquidity Facility 18 months 18 months 18 months
1 Initial Loan to Value ratio calculated as of Issuance Date. Maximum Loan to Value ratio calculated as of first regular distribution date, March 22, 2016
2 Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates
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TM Key Structural Elements American 2015-2 is structured similar to recent precedents • Three Classes of Certificates Offered ‒ Three tranches of amortizing debt are being offered, with the Class AA, Class A, and Class B each benefiting from a separate liquidity facility covering three semiannual interest payments • Cross-Default and Cross-Collateralization ‒ The Equipment Notes will be cross-collateralized by all Aircraft ‒ All Indentures will include cross-default provisions • Waterfall ‒ Interest on Eligible Pool Balance of the Class A and Class B tranches is paid ahead of principal on the Class AA tranche and interest on Eligible Pool Balance of the Class B tranche is paid ahead of principal on the Class A tranche • Buy-Out Rights ‒ Subordinated Certificateholders have the right to purchase all (but not less than all) of then outstanding Certificates ranking senior to such subordinated Certificates at par plus accrued and unpaid interest upon certain events during an American bankruptcy • Collateral ‒ Strategically core aircraft types to American’s fleet operations; represents a cross-section of American’s go-forward fleet ‒ Weighted average aircraft age of ~0.3 years(1) • Liquidity Facility ‒ The Liquidity Facility for each of the Class AA Certificates, Class A Certificates, and Class B Certificates is expected to be sufficient to cover up to three consecutive semiannual interest payments with respect to such Class 1 At September 24, 2015 7

American Airlines Group TM
Overview of the Collateral Pool

Attractive Aircraft Pool

- Aggregate aircraft appraised value of approximately $1,495 million[(1)]
- Appraisals indicate collateral cushion as of the first regular distribution date of 60.4%, 44.2%, and 27.9% on the Class AA, A, and B Certificates, respectively,[(2)] which is expected to increase over time as the debt amortizes

Aircraft No	Aircraft Type	Narrow / Wide	Manufacturer's Serial Number	Registration Number	Engine Type	MTOW (lbs)	Month of Delivery	Aircraft Age (years)	Maintenance Adjusted Base Value ($MM)			
									AISI	BK	MBA	LMM[(1)]
1	A319-100	Narrow	6552	N8030F	CFM56-5B7	166,400	Apr-15	0.4	46.51	35.77	37.18	**37.18**
2	A319-100	Narrow	6595	N8031M	CFM56-5B7	166,400	May-15	0.4	46.69	35.86	37.29	**37.29**
3	A319-100	Narrow	6644	N4032T	CFM56-5B7	166,400	Jun-15	0.3	46.54	36.07	37.41	**37.41**
4	A321-200	Narrow	6520	N135NN	V2533-A5	206,100	Apr-15	0.5	53.48	51.98	53.76	**53.07**
5	A321-200	Narrow	6532	N136AN	V2533-A5	206,100	Apr-15	0.4	53.67	52.12	53.76	**53.18**
6	A321-200	Narrow	6650	N138AN	V2533-A5	206,100	Jun-15	0.2	54.15	52.54	54.04	**53.58**
7	A321-200	Narrow	6687	N139AN	V2533-A5	206,100	Jul-15	0.2	54.36	52.68	54.18	**53.74**
8	A321-200	Narrow	6667	N140AN	V2533-A5	206,100	Jul-15	0.2	54.33	52.65	54.18	**53.72**
9	A321-200	Narrow	6656	N141NN	V2533-A5	206,100	Jul-15	0.2	54.35	52.66	54.18	**53.73**
10	A321-200	Narrow	6711	N142AN	V2533-A5	206,100	Jul-15	0.2	54.44	52.71	54.18	**53.78**
11	A321-200	Narrow	6745	N143AN	V2533-A5	206,100	Aug-15	0.1	56.43	53.35	54.31	**54.31**
12	A321-200	Narrow	6723	N144AN	V2533-A5	206,100	Aug-15	0.1	56.43	53.35	54.31	**54.31**
13	B737-800	Narrow	31214	N967NN	CFM56-7B	158,500	Mar-15	0.5	47.43	46.67	46.65	**46.67**
14	B737-800	Narrow	33241	N968NN	CFM56-7B	158,500	Apr-15	0.4	47.62	47.07	46.80	**47.07**
15	B737-800	Narrow	31219	N973NN	CFM56-7B	158,500	Jun-15	0.3	47.99	47.37	47.09	**47.37**
16	B777-300ER	Wide	33524	N733AR	GE90-115	700,000	Feb-15	0.6	152.97	167.70	157.37	**157.37**
17	B787-8	Wide	40619	N801AC	GEnx-1B70	502,500	Feb-15	0.6	118.40	120.43	115.93	**118.25**
18	B787-8	Wide	40624	N806AA	GEnx-1B70	502,500	May-15	0.4	119.85	122.28	116.93	**119.69**
19	B787-8	Wide	40625	N807AA	GEnx-1B70	502,500	Jul-15	0.2	120.26	122.23	117.59	**120.03**
20	B787-8	Wide	40626	N808AN	GEnx-1B70	502,500	Aug-15	0.1	124.48	123.15	117.92	**121.85**
21	B787-8	Wide	40627	N809AA	GEnx-1B70	502,500	Aug-15	0.1	124.48	123.15	117.92	**121.85**
Total	22 Aircraft							0.3				**$1,495.45**

[1] Lesser of the mean and median ("LMM") of the maintenance adjusted Base Values of the aircraft as appraised by Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK") and Morten Beyer & Agnew ("mba") in September 2015

[2] Collateral cushion calculated as of first regular distribution date, March 22, 2016, which coincides with date of maximum LTV

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Young and Diversified Portfolio By Aircraft Type (% of base value)(1) By Body Type (% of base value)(1) A319-100 8% B787-8 40% Narrow Wide A321-200 49% 51% 32% B777-300ER B737-800 11% 9% By Delivery Date: 0.3 Years Average Age(1)(2) 25% 20% 8% 15% 8% 16% 3% 10% 3% 14% 7% 8% 5% 11% 4% 3% 7% 2% 2% 3% 0% Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 A319-100 A321-200 B737-800 B777-300ER B787-8 1 By LMM Base Value 2 At September 24, 2015 10